BH SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, January 1, 2015	$	63,253
Net loss		(36,029)
Balance, December 31, 2015	$	27,224

(The accompanying notes to financial statements are an integral part of these statements.)